

TopScore

We create sports solutions that let players play and organizers organize   **Edit Profile**

$500	**$3,500,000**	**Crowd Note**
Minimum	Valuation cap	Security Type

TopScore is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 5.00% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by TopScore without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Participants Using The Platform

350,000+

Organizations Currently Using Our Full Product

800+

> Over $30,000,000 in payments collected. Over $11,000,000 in last 12 months.

> 82% growth in Monthly Recurring Revenue in 2016 vs. 2015

> High lifetime value clients with low churn (1% attrition rate)

> Clients include major National Governing bodies: USA Rugby, USA Water Polo, USA Ultimate, USA Team Handball

> Technology built by experienced team, led by former Head of Engineering at European unicorn BlaBlaCar

> Round Size: US $500,000

> Raise Description: Seed

> Minimum Investment: US $500 per investor

> Security Type: Crowd Note

> Valuation Cap: US $3,500,000

> Target Minimum Raise Amount: US $150,000

> Offering Type: Side by Side Offering

TopScore is a software that enables people from all over the world to organize and participate in sports events.

TopScore enables people from all over the world to organize and participate in sports events. Our software is used by clients ranging from US Olympic Committed recognized national governing bodies to youth basketball leagues to power their homepage, communicate with players, perform registrations, purchases, and payments.

When the first Olympic Games were held in Olympia in 776 BC with only one single event - a 200-yard footrace - it's unlikely that the Greeks knew how organized sports would grow into such a pervasive aspect of modern culture. Sports organizations today have progressed a long way from the athletic competitions of antiquity, but unfortunately, many organizations are still stuck with archaic processes for managing members, accepting payments, and running their events.

Sports organizations today need modern software that make it simple to run their organizations. They need solutions that allow them to have a beautiful website without any technical knowledge. They need solutions that allow their users to register for events, view their schedules, and manage their memberships all from their smartphone, computer, or tablet. They need solutions that allow them to do all of this without them having to spend their time managing technology - because after all, they're sports administrators, and should spend their time being sports administrators. TopScore provides solutions to all of these problems, and more.

TopScore is a targeted, activity- and sport-centric registration, organization, and member management SaaS platform for organizers, administrators, and participants around the world. TopScore's platform connects the many disparate interests in the sports world - national governing bodies, local organizations, apparel companies/sponsors, and users - with a unified platform that serves all of their interests. Having achieved validation of our product with hundreds of organizations, over 350,000 users, and over $30mm of event registration and membership transactions processed, we are looking to raise funds to scale the business quickly in this lucrative market.

Key Benefits:

1. National Governing Bodies use TopScore to manage memberships, events, and merchandise. TopScore platform connects them with local clubs

2. Local Organizations use the simple TopScore platform to manage their website front-end, e-commerce/payments, event management, and member management while benefitting from connection with NGB and Apparel Companies

3. Apparel Companies/Sponsors sell gear directly to local league participants in their registration flows via the TopScore platform

4. Users interact with the same system for many different organizations, and only maintain one account.

Pitch Deck

Highlights   Overview

Product & Service   Team Story

Q&A with Founder   Term Sheet

Prior Rounds   Financial Discussion

Market Landscape

Data Room

✉ SeedInvest

DOWNLOAD

‹   ›

Product & Service

TopScore is a Cloud-based software-as-a-service product used as an all-in-one, turn-key solution by sports organizations.

Our technology enables non-technical users and organizations to have a first-class, user-friendly web presence that handles all aspects of their organizations' IT needs: from content management to registration, communication, payment process, results tracking, and more.

TopScore enables sport and activity organizations to focus on running events, while we take care of all of their IT needs for a small fraction of their budget.

TopScore is built using fairly standard web technologies, and this is a good thing! Specifically, we make heavy use of MySQL, PHP, JS (React), and (S)CSS.

All of TopScore's code base is proprietary and fully-owned by TopScore.

Gallery







TopScore

SHARE

About
Play Ultimate
Youth Ultimate
News
Events
Get Involved
Vintage Hat 2016 (Masters)
Ocean Beach Goaltimate Competition 2016
NY SEVENS
New York 7s 2016
TRIDENT WATER POLO
Register for the Winter 2016-17 Season
News
Calendar
Photos
Gear

Media Mentions

ULTIWORLD

Highlights
Product & Service
Q&A with Founder
Prior Rounds
Market Landscape
Data Room
SeedInvest
Overview
Team Story
Term Sheet
Financial Discussion

Team Story

TopScore was started around 5 years ago by 2 ultimate frisbee player, Jeremy Kauffman and Alex Grintsvayg, who were hired by their local league to build a website. Jeremy asked Alex, “what if instead of building one website, we build ten thousand?”, and a company was born.

TopScore has grown predominantly organically since then. Without raising any money and sometimes facing onerous or complex sales cycles, TopScore has grown at least 75% a year for every year of its existence.

In year 3, the company entered its adolescence with the addition of David Vatz and Vivek Deveraj, who helped the company scale its operations and grow beyond ultimate frisbee.

Today, TopScore is a team of 8 talented and driven people with a passion for sports and activities. All team members are past or active organizers and active participants, who deal with the challenges these organizations face first-hand.

Meet the Founders



Alex Grintsvayg
CTO

One of Topscore’s founders and CTO, Alex Grintsvayg brings over a decade of technical experience to the team. He is a full-stack developer, system architect, and sysadmin, all rolled into one. Alex has two B.S. degrees from RPI (Computer Science and Psychology), and even majored in CS while in high school at Stuyvesant. Offline, Alex is very involved in the ultimate community, both as a high-level player (recently earning a silver medal at the 2016 National Championship) and an organizer (organized multiple leagues in Philadelphia).



David Vatz
CFO

David Vatz is TopScore’s CFO. He joined the company in December 2014. David heads up all aspects of sales and finance for the company. Prior to joining TopScore, David was a Vice President at BNY Mellon in charge of Multicurrency Payments and Foreign Exchange products with over $50mm per year of revenue. David holds a B.S. degree in Marketing from the University of Pittsburgh. Since all TopScore employees are also sports organizers and players, David is also the captain of the Pittsburgh Thunderbirds, a semi-pro Ultimate Frisbee team in Pittsburgh, PA.

SHARE



Christian Jennewein

CEO

Christian Jennewein is TopScore's CEO. Christian Jennewein was previously the Head of Engineering at European unicorn BlaBlaCar in Paris. While at BlaBlaCar, Christian was responsible for scaling the overall engineering team & culture, a growing group of 100 engineers, testers, coaches and managers mainly located in Paris and Warsaw. Previously he worked for Symfony editor SensioLabs, French Google Maps competitor Mappy and as an early employee at Criteo. He has a German diploma in Computer Science, studied in Australia and is currently enrolled in an executive MBA program in Paris. Being also a sports enthusiast, he participated in several World and European championships with the German National ultimate Frisbee team and finished many Triathlons up to the half-Ironman distance.



Vivek Devaraj

COO

Vivek Devaraj is TopScore's COO. Vivek joined TopScore in November 2015 and oversees the product, customer, and operations functions at the company. Prior to joining TopScore, Vivek was a Vice President of Portfolio Strategy & Analytics at PNC Financial Services Group. Vivek holds a B.S. in Computational Finance from Carnegie Mellon University. Vivek is also on the Board of Directors for the nonprofit Community for Pittsburgh Ultimate, and served as its President for 3 years.

Notable Advisors & Investors

Highlights
Product & Service
Q&A with Founder
Prior Rounds
Market Landscape
Data Room
SeedInvest
Overview
Team Story
Term Sheet
Financial Discussion



Jeremy Kauffman

Advisor, Jeremy is the CEO of LBRY and a board member of TopScore.

Q&A with the Founder

Q: Why is Receivables in Liabilities? Why is It negative?

TopScore: We used to process credit card receipts directly to our bank account, and because of this we owed some of that money back to our clients. Since we started using Stripe for credit card processing, this is no longer the case, and this account is not used any longer.

Q: What is Cash Suspense? Why do you have this?

TopScore: We book our incoming credit card receipts for SaaS Revenue and Payment Processing Revenue to this account, and then at the end of the month enter in journal entries to move money from the gross CC receipts in cash suspense to our revenue accounts.

Q: What is Investment? Is this the convertible note from Christian?

TopScore: Yes, this is an investment made by Christian Jennewein (CEO).

Q: What is the difference between Service and Processing Revenue?

TopScore: SaaS revenue is the 3% fee we charge clients for using our platform out of each transaction. Payment Processing Revenue is from the fees we charge our clients to process Credit Cards on our platform.

Q: What kind of Consulting have you done or do?

TopScore: In prior years, we had a contract to do some development work for a government contractor. We no longer do work for them, as it was outside of the scope of our business.

Read more answers from the founder ↓

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed

Round size	US $500,000	US $500,000
Minimum investment	$20,000	US $500
Target minimum	US $150,000	US $150,000
Security type	Crowd Note	Crowd Note
Conversion discount	15.0%	15.0%
Valuation cap	US $3,500,000	US $3,500,000
Interest rate	5.0%	5.0%
Closing Amount	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $150,000 under the Combined Offerings (the "Closing Amount") by July 15, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $150,000 under the Combined Offerings (the "Closing Amount") by July 15, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Use of Proceeds

If Minimum Amount Is Raised



- Engineering Staff
- Sales Staff

If Maximum Amount Is Raised



- Sales Staff
- Engineering Staff

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of TopScore's prior rounds by year.

$3500000

Pre-Seed (Convertible)   Current Seed (Crowd)

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $15,600
Close Date	Jun 23, 2016
Security Type	Convertible Note

Financial Discussion

Highlights

Overview

Product & Service

Team Story

Financial Statements

Q&A with Founder

Term Sheet

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Artesian CPA, LLC.

Prior Rounds

Financial Discussion

Financial Condition

Market Landscape

The following discussion includes information based on our unaudited operating data for 2015 and 2016 and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Data Room

We began operations in January 2011. We have 200+ customers with live sites, and thousands of customers if we count our "multi-org" customers. We have two customers that account for more than 5% of our revenues.

☑ SeedInvest

Based on our cash flow projection, we may have a need for financing in the future. We anticipate that this round together with the proceeds from our concurrent 506(c) offering should get us through 2017 and profits will fund us after such time based on our projections.

Results of Operations

We sustained net losses of $71,391 and $9,757 for the periods ended December 31, 2016 and 2015, respectively, resulting in an accumulated deficit of $50,310 as of December 31, 2016. In addition, the company anticipates revenue growth for 2017 will be higher than 2016 due to some large deals we signed in late 2016 that we believe will begin producing revenue in 2017.

We have been growing steadily since inception with year-over-year growth for revenue at 75%, gross amounts processed at 38% and account growth at 50%.

For the period January 1, 2016 through December 31, 2016, our gross revenue was approximately $384,321 and our gross profit was approximately $285,708. After subtracting compensation and benefits, sales and marketing, administration, and research and development our net loss was approximately $71,391.

Liquidity and Capital Resources; Future Trends

As of December 31, 2016, we had $14,620 in cash. The company incurred a substantial loss from operations and had negative cash flows from operating activities for the year as we began on January 1, 2016 with $113,736 in cash. As of December 31, 2016 and 2015, the company carried no receivables and no allowances.

Our total monthly expenses averaged approximately $17,203 for 2016 mainly consisting of a $1,200 in loan payment per month and operating expenses.

Indebtedness

We have a credit card with a $30,000 credit line. The revolving credit balances are 6% of annual revenue. We also owe $14,400 to Alex Grintsvayg as a result of buying back equity from him. That debt is paid monthly at $1,200. We have issued $16,500 of a convertible note to Christian Jennewein at favourable terms to the company at a $6mm cap and 5% interest. We do not plan on proceeds of this offering being used toward paying down those debts.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

● On January 1, 2015, we granted 5,000 Membership Units to Liam Rosen in reliance on Section 4(a)(2) of the Securities Act, for the performance of long-term company objectives.

● On November 1, 2015, we granted 10,000 Membership Units to Vivek Devaraj in reliance on Section 4(a)(2) of the Securities Act, for the performance of long-term company objectives.

● On October 1, 2015, we granted 2,500 Membership Units to Aaron Watson in reliance on Section 4(a)(2) of the Securities Act, for the performance of long-term company objectives.

● On January 1, 2015, we granted 1,000 Membership Units to Vinny McCrink in reliance on Section 4(a)(2) of the Securities Act, for the performance of long-term company objectives.

● On January 1, 2015, we granted 2,500 Membership Units to Robb Prescott in reliance on Section 4(a)(2) of the Securities Act, for the performance of long-term company objectives.

● On January 1, 2014, we granted 8,500 Membership Units to Marguerite Roth in reliance on Section 4(a)(2) of the Securities Act, for the performance of long-term company objectives.

● On January 1, 2014, we granted 5,000 Membership Units to Mike Resnick in reliance on Section 4(a)(2) of the Securities Act, for the performance of long-term company objectives.

● On July 1, 2014, we granted 5,000 Membership Units to Christian Jennewein in reliance on Section 4(a)(2) of the Securities Act, for the performance of long-term company objectives.

● On January 1, 2014, we granted 12,500 Membership Units to Elliot Trotter in reliance on Section 4(a)(2) of the Securities Act, for the performance of long-term company objectives.

● On December 1, 2016, we granted 5,000 Membership Units to Mike Pedersen in reliance on Section 4(a)(2) of the Securities Act, for the performance of long-term company objectives.

● On June 1, 2016, we granted 25,000 Membership Units to Vincenzo Vitiello in reliance on Section 4(a)(2) of the Securities Act, for the performance of long-term company objectives.

● On January 1, 2015, we granted 200,000 Membership Units to David Vatz in reliance on Section 4(a)(2) of the Securities Act, for the performance of long-term company objectives.

The foregoing unit grants did not result in material cashflow to the company. All these transactions involved issuance of securities as compensation.

Valuation

The company determined the $3.5M valuation cap, 20% discount, and 5% interest rate of the Crowd Notes in this offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The Crowd Notes may convert to equity securities of the company in the future if the company engages in future equity financings. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed ;

____ Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

Market Landscape

The market landscape has numerous large and growing companies, many of whom are actively investing in smaller companies such as ours via strategic investments or acquisitions. Over the next few years, we see significant consolidation opportunities throughout the market, which opens up the potential for opportunities for our company both as a potential acquirer or as an attractive acquisition candidate.

We have previously been approached by numerous companies related to potential buyouts, but have not acted on it because we believe there's significant opportunity for us to continue to grow our business and get more value in the future as the market continues to grow and consolidate. While this market has been around since the early 2000s, it has started to accelerate significantly in the last 5-7 years, with more entrants into the marketplace and over the last 2-3 years, significant M&A activity.

Active Network. The Active Network is the 800-lb gorilla in the world of sports-related SaaS, with a peak valuation of over $1 billion. However, they are an old gorilla that has recently seen flat or negative growth. They are not competitive in our core markets, do not attempt to build distinct networks, and are relatively loathed by their users and participants. Their products are mediocre and not developed with the same tight fit for their markets. To our knowledge, no partner that's considered our services has chosen an Active Network solution instead.

SportsEngine. SportsEngine is one of the most successful player in this space, with a recent acquisition by NBC Sports Group. SportsEngine suffers from some of the same product-fit problems as Active does. Additionally, it lacks the same networking capabilities as TopScore, which was key to TopScore beating out SportsEngine in a recent deal with a large national governing body. SportsEngine has been actively acquiring companies in this space.

Sports Illustrated Play SIPlay is a newer entrant to the market, created by the merger of a number of smaller companies, and backed by Time Inc.

Dicks Team Sports HQ - Owned by Dick's Sporting Goods, originally called Blue Sombrero. They also recently acquired Affinity Sports.

Blue Star Sports - backed by Jerry Jones of the Dallas Cowboys and Providence Equity

Risks and Disclosures

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act or a financing using preferred shares), the notes will convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time of conversion, if any, might value the company at an amount well below the $3.5 million valuation cap, so you should not view the $3.5 million as being an indication of the company's value. Further the interest on the notes is accrued interest, therefore you will not receive interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

It is unclear how the Crowd Notes would be interpreted by a court if we were forced into litigation. We are using Crowd Notes in this offering. Crowd Notes are designed to offer equity in the company at a future date when specified conditions occur. However, it is unclear how a court would interpret the provisions of the Crowd Note in relation to our organization as a limited liability company formed in the Commonwealth of Pennsylvania. Should we be forced to litigate the terms of the Crowd Note, it is possible that a court would not interpret the note as we do, thereby impacting the terms of the investment and possibly providing greater rights to some investors and lesser rights to others.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

This is an early-stage company. It has limited history, clients, and revenues. If you are investing in this company, it's because you think this is a good idea, that the founders can execute it better than their competition, that they can price products right and sell it to enough people that the company will succeed. You are taking all these things on faith, because it's impossible to know what will happen. We are dependent upon additional capital resources for the continuation of our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

We have a small management team. We depend on the skills and experience of a small management team. If the company is not able to call upon any of these people for any reason, its operations and development could be harmed. Additionally, we are about to change CEOs, which may result in diversion of management resources during the handover period.

We will need more people to join our company. There are no guarantees that the networks and the connections we have developed over the past few years will enable us to find the right people to bring onto our team. While we expect to be able to offer competitive employment benefits with this round of funding, we may not be able to offer competitive enough benefits and salaries that are needed to attract qualified employees.

The company may need more money. The company might not sell enough Crowd Notes both in the Regulation CF offering and the concurrent Rule 506(c) offering to meet its operating needs and fulfil its plans. If that happens, the company expects to be able to continue by relying on its history of bootstrapping and making the most of what it has. If it is not able to do that, it may cease operating and you will get nothing. Even if it sells all the Crowd Notes it is offering now, it is possible that it may need to raise more funds in the future, and if it can't get them, it will fail. Even if it does make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

The company has realized significant operating losses to date and expects to incur losses in the future. The company has operated at a loss since inception, and these losses are likely to continue. TopScore's net loss for 2016 was $71,391 and its net loss for 2015 was $9,757. Until the company achieves profitability, it will have to seek other sources of capital in order to continue operations.

The company depends on revenue from its software service. We have a limited service range. The company will only succeed (and you will only make money) if there is sufficient demand for this product, people think it's better than the competition's product, and the company has priced the product at a level that allows the company to make a profit and still attract business. The company is vulnerable in general to any developments that affect the sports industry as a whole, and particularly vulnerable to any developments that affect the sports platforms with which it does business.

The company is controlled by its officers and directors. Jeremy Kauffman, CEO, and Alex Grintsvayg, CTO, currently hold the majority of the company's voting securities, and at the conclusion of this offering will continue to hold the majority of the company's voting rights. Investors in this offering will not have the ability to control actions by the company.

The trends that we are anticipating in the sports industry may not happen. The sports industry may decrease in size. Customer spending in our market may not grow as quickly as anticipated. We may not be able to adapt to changes in the industry as quickly as we anticipate.

Unauthorized access to the company's records, systems, and technology will expose the company to litigation, reputational, and financial risk. The company uses third party social media platforms and cloud-based systems to store customer information. The company's records, systems, and technology are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions and delays in the services and operations, and loss, misuse, or theft of data. Additionally, problems faced by third party providers of the company's platforms and cloud-based systems could harm the company. The company's insurance may not cover some or all of these risks.

We rely on certain technology and intellectual property. We have built our own proprietary software and would not be able to operate as anticipated without those intellectual property rights and technology.

We have a number of competitors more established than we are. There are other companies providing products similar to ours. Some of these companies are larger established companies with resources far superior to ours. Accordingly, they may be able to develop products better than ours and may succeed in convincing customers to purchase them faster.

The company's auditor has issued a going concern opinion. TopScore's auditor has issued a "going concern" opinion on the company's financial statements. The company has significantly low working capital, has incurred recurring losses and recurring negative cash flow from operating activities, and has an accumulated deficit, which raises substantial doubt, in the opinion of the auditor, about its ability to continue as a going concern.

We have outstanding loans. We have revolving credit card debt and owe $11,101 from an equity transfer early in the company's lifecycle to Alex Grintsvayg. The original amount of the equity transfer debt was $14,400 and is currently being paid out in monthly instalments of $1,200. Proceeds from this offering will not be used to pay those payments, but the payment of these instalments will reduce the cash available for our operations.

In order for the Crowd Notes to convert into equity in the company, the company will have to be restructured. If the Crowd Notes being issued in this offering are to convert into equity in the company, the company will need to be restructured, which will involve legal paperwork and filings with state regulatory authorities. If this doesn't happen for any reason (including the company not having enough money to pay lawyers), the value of your investment will be damaged.

We have elected to be taxed as a partnership. We are organized as a limited liability company and have elected to be taxed as a partnership rather than a corporation. This means that the tax liabilities of the company pass through to the members rather than being taxed at the entity level. In the case that Crowd Notes were determined by a court to be equity of companies whose investors are treated as members you may also incur tax liabilities that are passed through to members.

You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

Highlights
Overview
Team Story
Q&A with Founder
Term Sheet
Market Landscape
Financial Discussion
Data Room
✉ SeedInvest

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME
> ☐ Pitch Deck and Overview (1 file)
> ☐ Product or Service (7 files)
> ☐ Financials (2 files)
> ☐ Fundraising Round (1 file)
> ☐ Investor Agreements (1 file)
> ☐ Miscellaneous (1 file)